Exhibit 3.29

CR-1140

# Certificate of Incorporation

REGISTRAR OF COMPANIES
EXEMPTED
CAYMAN ISLANDS

*I,* **WOODWARD LEEMON TERRY** *Registrar of Companies of the Cayman Islands DO HEREBY CERTIFY, pursuant to the Companies Law CAP. 22, that all the requirements of the said Law in respect of registration were complied with by*

**ATWOOD OCEANICS INDONESIA LIMITED**

*an Exempted Company incorporated in the Cayman Islands with Limited Liability with effect from the 13th Day of January One Thousand Nine Hundred Eighty-One*

I, Audrey C. Santamaria, a Notary Public in and for the Cayman Islands hereby certify this document to be a true and correct copy of the original this 9 day of Oct 2006.

Audrey C. Santamaria

(My commission expires on 31st January 2007)

*Given under my hand and Seal at George Town in the Island of Grand Cayman this Thirteenth day of January One Thousand Nine Hundred Eighty-One*

(SGD. W. L. Terry)

**Registrar**
**of Companies, Cayman Islands, B.W.I.**

Date: 12TH SEPTEMBER, 2002